SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 1994

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number: 1-6701

Full title of the Plan:  Providian Corporation Thrift Savings Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Providian Corporation
Providian Center
400 W Market Street
Louisville, Kentucky  40202

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

PROVIDIAN CORPORATION

[S] ROGER L. SMITH

ROGER L. SMITH
PLAN ADMINISTRATOR

May 9, 1995



REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Providian Corporation Thrift Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Providian Corporation Thrift Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.

[S] ERNST & YOUNG LLP

May 9, 1995



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1994

								Total Funds

ASSETS
Investments:
Providian Corporation
 common stock                                                   $ 76,908,742
Guaranteed interest
 contracts                                                        64,062,836
Investments in registered
 mutual funds                                                     15,412,398
Temporary investments                                             13,860,201
Loans receivable from
 participants                                                      4,953,424
								------------
								 175,197,601

Cash                                                                 183,071
Accrued income on
 investments                                                          21,312
Contributions receivable
 from participating
 employers                                                         1,776,416
Contributions receivable
 from participating
 employees                                                           330,835
Miscellaneous receivable                                              40,747
								------------
								$177,549,982
								============

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Miscellaneous payable                                           $     41,659
Net assets available
 for plan benefits                                               177,508,323
								------------
								$177,549,982
								============

See notes to financial statements.



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1994

								Merrill
								Lynch
			    Providian   Providian   Providian   Global
			    Common      Equity      Stable      Allocation
			    Stock Fund  Index Fund  Value Fund  Fund
ASSETS
Investments:
Providian Corporation
 common stock               $76,908,742
Guaranteed interest
 contracts                                          $64,062,836
Investments in registered
 mutual funds
Temporary investments                   $13,860,201   6,026,159    $994,759
Loans receivable from
 participants
			    ----------- ----------- ----------- -----------
			     76,908,742  13,860,201  70,088,995     994,759

Cash                             54,820      15,145      75,762       1,088
Accrued income on
 investments                      9,628       1,735       8,774         125
Contributions receivable
 from participating
 employers                      242,074      86,252   1,312,416      11,593
Contributions receivable
 from participating
 employees                      130,535      23,524     118,960       1,688
Miscellaneous receivable          1,269         229      19,323          16
			    ----------- ----------- ----------- -----------
			    $77,347,068 $13,987,086 $71,624,230  $1,009,269
			    =========== =========== =========== ===========

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Miscellaneous payable       $     8,200 $       946 $     4,784  $       68
Net assets available
 for plan benefits           77,338,868  13,986,140  71,619,446   1,009,201
			    ----------- ----------- ----------- -----------
			    $77,347,068 $13,987,086 $71,624,230  $1,009,269
			    =========== =========== =========== ===========

See notes to financial statements.



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1994


			    Merrill     Merrill     Merrill     Merrill
			    Lynch       Lynch       Lynch       Lynch
			    Corporate   Basic       Asset       Asset
			    Bond Fund   Value Fund  Income Fund Growth Fund
ASSETS
Investments:
Providian Corporation
 common stock
Guaranteed interest
 contracts
Investments in registered
 mutual funds                $1,183,555    $838,397    $487,763    $405,876
Temporary investments
Loans receivable from
 participants
			    ----------- ----------- ----------- -----------
			      1,183,555     838,397     487,763     405,876

Cash                              1,292         916         533         443
Accrued income on
 investments                        148         105          61          51
Contributions receivable
 from participating
 employers                        8,667      20,958      11,672       4,838
Contributions receivable
 from participating
 employees                        2,009       1,423         828         689
Miscellaneous receivable             99          14           8           7
			    ----------- ----------- ----------- -----------
			     $1,195,770    $861,813    $500,865    $411,904
			    =========== =========== =========== ===========

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Miscellaneous payable        $       80    $     57    $     33    $     28
Net assets available
 for plan benefits            1,195 690     861,756     500,832     411,876
			    ----------- ----------- ----------- -----------
			     $1,195,770    $861,813    $500,865    $411,904
			    =========== =========== =========== ===========

See notes to financial statements.



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1994


			    Fidelity    Delaware    Templeton
			    Advisor     Group       Foreign
			    Growth Fund Trend Fund  Fund        Loan Fund
ASSETS
Investments:
Providian Corporation
 common stock
Guaranteed interest
 contracts
Investments in registered
 mutual funds                $2,482,596    $577,859  $2,415,434
Temporary investments
Loans receivable from
 participants                                                    $4,953,424
			    ----------- ----------- ----------- -----------
			      2,482,596     577,859   2,415,434   4,953,424

Cash                              2,712         631       2,639      27,090
Accrued income on
 investments                        311          72         302
Contributions receivable
 from participating
 employers                       37,555       9,232      31,159
Contributions receivable
 from participating
 employees                        4,214         980       4,100      41,885
Miscellaneous receivable         19,494         169         119
			    ----------- ----------- ----------- -----------
			     $2,546,882    $588,943  $2,453,753  $5,022,399
			    =========== =========== =========== ===========

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Miscellaneous payable        $      169    $     39  $      165  $   27,090
Net assets available
 for plan benefits            2,546,713     588,904   2,453,588   4,995,309
			    ----------- ----------- ----------- -----------
			     $2,546,882    $588,943  $2,453,753  $5,022,399
			    =========== =========== =========== ===========

See notes to financial statements.



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1993

								Total Funds

ASSETS
Investments:
Providian Corporation
 common stock                                                   $ 85,665,752
Guaranteed interest
 contract                                                         39,673,979
Temporary investments                                             14,103,590
Loans receivable from
 participants                                                      3,737,649
								------------
								 143,180,970

Cash                                                                 142,448
Accrued income on
 investments                                                          35,763
Contributions receivable
 from participating
 employers                                                           533,015
Contributions receivable
 from participating
 employees                                                           102,652
								------------
								$143,994,848
								============

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Cash overdraft                                                  $    282,435
Miscellaneous payable                                                 32,356
Net assets available
 for plan benefits                                               143,680,057
								------------
								$143,994,848
								============

See notes to financial statements.



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1993



			    Providian   Providian   Providian
			    Common      Equity      Stable
			    Stock Fund  Index Fund  Value Fund  Loan Fund
ASSETS
Investments:
Providian Corporation
 common stock               $85,665,752
Guaranteed interest
 contract                                           $39,673,979
Temporary investments           319,249 $13,269,577     188,433  $  326,331
Loans receivable from
 participants                                                     3,737,649
			    ----------- ----------- ----------- -----------
			     85,985,001  13,269,577  39,862,412   4,063,980

Cash                            126,781                              15,667
Accrued income on
 investments                      1,226      33,572         245         720
Contributions receivable
 from participating
 employers                      533,015
Contributions receivable
 from participating
 employees                       41,226      14,002      36,502      10,922
			    ----------- ----------- ----------- -----------
			    $86,687,249 $13,317,151 $39,899,159  $4,091,289
			    =========== =========== =========== ===========

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Cash overdraft                          $   259,231 $    23,204
Miscellaneous payable       $    32,356
Net assets available
 for plan benefits           86,654,893  13,057,920  39,875,955  $4,091,289
			    ----------- ----------- ----------- -----------
			    $86,687,249 $13,317,151 $39,899,159  $4,091,289
			    =========== =========== =========== ===========

See notes to financial statements.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1994

							       Total Funds

Investment income:
 Dividends                                                     $  1,989,769
 Interest and other                                               4,913,877
Net appreciation
 (depreciation) in fair
 value of investments                                           (15,031,336)
Contributions from
 participating employers                                          6,116,013
Contributions from
 participating employees                                         12,485,468
Transfers for mergers of
 National Home and
 Academy Plans                                                   39,017,244
							       -------------
								 49,491,035

Distributions from the
 Plan, net                                                      (15,472,204)
Administrative expenses                                            (190,565)
Net participant transfers
 between funds                                                        -
							       -------------
								(15,662,769)

NET INCREASE (DECREASE)                                          33,828,266

Net assets available
 for plan benefits at
 beginning of year                                              143,680,057
							       -------------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR                                                   $177,508,323
							       =============

See notes to financial statements.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1994

								Merrill
								Lynch
			 Providian    Providian    Providian    Global
			 Common       Equity       Stable       Allocation
			 Stock Fund   Index Fund   Value Fund   Fund

Investment income:
 Dividends               $ 1,916,294                            $   35,110
 Interest and other          102,584  $   356,696  $ 4,180,532         463
Net appreciation
 (depreciation) in fair
 value of investments    (14,579,305)      37,832        8,047     (57,521)
Contributions from
 participating employers   4,485,227       87,049    1,408,063      11,593
Contributions from
 participating employees   5,736,523    1,813,994    4,512,601      46,533
Transfers from mergers
 of National Home and
 Academy Plans             2,006,718    2,730,423   34,280,103
			 ------------ ------------ ------------ -----------
			    (331,959)   5,025,994   44,389,346      36,178

Distributions from the
 plan, net                (7,646,397)  (1,101,625)  (6,527,889)     (4,801)
Administrative expenses     (107,044)     (40,071)     (42,348)       (115)
Net participant
 transfers between funds  (1,230,625)  (2,956,078)  (6,075,618)    977,939
			 ------------ ------------ ------------ -----------
			  (8,984,066)  (4,097,774) (12,645,855)    973,023

NET INCREASE (DECREASE)   (9,316,025)     928,220   31,743,491   1,009,201

Net assets available
 for plan benefits at
 beginning of year        86,654,893   13,057,920   39,875,955       -
			 ------------ ------------ ------------ -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 END OF YEAR             $77,338,868  $13,986,140  $71,619,446  $1,009,201
			 ============ ============ ============ ===========

See notes to financial statements.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1994

			 Merrill      Merrill      Merrill      Merrill
			 Lynch        Lynch        Lynch        Lynch
			 Corporate    Basic        Asset        Asset
			 Bond Fund    Value Fund   Income Fund  Growth Fund

Investment income:
 Dividends               $    14,001  $    16,565  $     6,267  $    1,532
 Interest and other              567          420          276         237
Net appreciation
 (depreciation) in fair
 value of investments         (9,222)     (22,762)      (9,851)    (18,163)
Contributions from
 participating employers       8,667       20,958       11,672       4,838
Contributions from
 participating employees      49,528       25,547       20,450      21,858
Transfers from mergers
 of National Home and
 Academy Plans
			 ------------ ------------ ------------ -----------
			      63,541       40,728       28,814      10,302

Distributions from the
 plan, net                    (2,287)      (4,168)      (5,898)     (6,505)
Administrative expenses          (70)         (77)         (80)        (52)
Net participant
 transfers between funds   1,134,506      825,273      477,996     408,131
			 ------------ ------------ ------------ -----------
			   1,132,149      821,028      472,018     401,574

NET INCREASE (DECREASE)    1,195,690      861,756      500,832     411,876

Net assets available
 for plan benefits at
 beginning of year             -            -            -           -
			 ------------ ------------ ------------ -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 END OF YEAR              $1,195,690     $861,756     $500,832    $411,876
			 ============ ============ ============ ===========

See notes to financial statements.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1994

			 Fidelity     Delaware     Templeton
			 Advisor      Group        Foreign
			 Growth Fund  Trend Fund   Fund         Loan Fund

Investment income:
 Dividends
 Interest and other      $   126,533  $       372  $   137,815  $    7,382
Net appreciation
 (depreciation) in fair
 value of investments       (138,006)     (15,696)    (226,689)
Contributions from
 participating employers      37,555        9,232       31,159
Contributions from
 participating employees      89,253       27,502       99,794      41,885
Transfers from mergers
 of National Home and
 Academy Plans
			 ------------ ------------ ------------ -----------
			     115,335       21,410       42,079      49,267

Distributions from the
 plan, net                    (5,256)                     (344)   (167,034)
Administrative expenses         (313)         (69)        (326)
Net participant
 transfers between funds   2,436,947      567,563    2,412,179   1,021,787
			 ------------ ------------ ------------ -----------
			   2,431,378      567,494    2,411,509     854,753

NET INCREASE (DECREASE)    2,546,713      588,904    2,453,588     904,020

Net assets available
 for plan benefits at
 beginning of year             -            -            -       4,091,289
			 ------------ ------------ ------------ -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 END OF YEAR              $2,546,713     $588,904   $2,453,588  $4,995,309
			 ============ ============ ============ ===========

See notes to financial statements.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1993

							       Total Funds

Investment income:
 Dividends                                                     $  1,647,982
 Interest and other                                               2,966,093
Net appreciation
 in fair value of
 investments                                                      2,445,961
Contributions from
 participating employers                                          4,532,824
Contributions from
 participating employees                                         13,090,204
Transfers for mergers of
 Durham Life and
 Southlife Plans                                                  9,954,888
							       -------------
								 34,637,952

Distributions from the
 Plan, net                                                      (12,704,562)
Net participant transfers
 between funds                                                        -
							       -------------
								(12,704,562)

NET INCREASE                                                     21,933,390

Net assets available
 for plan benefits at
 beginning of year                                              121,746,667
							       -------------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR                                                   $143,680,057
							       =============

See notes to financial statements.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1993

			 Providian    Providian    Providian
			 Common       Equity       Stable
			 Stock Fund   Index Fund   Value Fund   Loan Fund

Investment income:
 Dividends               $ 1,647,982
 Interest and other           17,978  $   349,666  $ 2,588,084  $   10,365
Net appreciation
 in fair value of
 investments               1,800,564      645,397
Contributions from
 participating employers   4,412,027                   120,797
Contributions from
 participating employees   6,026,681    1,941,036    5,119,119       3,368
Transfers from mergers
 of Durham Life and
 Southlife Plans             873,784                 9,081 104
			 ------------ ------------ ------------ -----------
			  14,779,016    2,936,099   16,909,104      13,733

Distributions from the
 plan, net                (6,973,579)    (549,593)  (5,121,785)    (59,605)
Net participant
 transfers between funds    (587,486)    (727,794)    (813,813)  2,129,093
			 ------------ ------------ ------------ -----------
			  (7,561,065)  (1,277,387)  (5,935,598)  2,069,488

NET INCREASE               7,217,951    1,658,712   10,973,506   2,083,221

Net assets available
 for plan benefits at
 beginning of year        79,436,942   11,399,208   28,902,449   2,008,068
			 ------------ ------------ ------------ -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 END OF YEAR             $86,654,893  $13,057,920  $39,875,955  $4,091,289
			 ============ ============ ============ ===========

See notes to financial statements.



NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Providian Corporation Thrift Savings Plan
(Plan) are prepared on the accrual basis. On May 11, 1994, the Plan's name was changed from Capital Holding Corporation Thrift Savings Plan to Providian Corporation Thrift Savings Plan. Effective January 1, 1993, as a result of guidance provided by the AICPA Employee Benefit Plans Committee, the Plan no longer reports requested distributions from the Plan, that have not yet been paid, as a liability in the Statements of Net Assets Available for Plan Benefits or as a distribution from the Plan in the Statements of Changes in Net Assets Available for Plan Benefits. Such amounts are not deducted from the Plan's net assets available for plan benefits until paid. The 1993 financial statements have been restated to reflect this change. However, for presentation in Form 5500, the Department of Labor (DOL) continues to require such amounts to be included in liabilities and distributions from the Plan. Using the DOL prescribed method, accounts and other payables in Form 5500 were $218,877 and $4,196,696 at December 31, 1994 and 1993 respectively, while distributions from the Plan were $11,485,082 and $15,203,624 in 1994 and 1993, respectively.

Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Shares of registered mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed interest contracts with Commonwealth Insurance Company (Commonwealth), a subsidiary of Providian Corporation (Providian), are stated at cost plus accrued interest (contract value). Temporary investments are stated at current market value which approximates cost. Loans receivable from participants are carried at unpaid principal balances. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The daily change in market value of futures contracts is included in net appreciation (depreciation) in fair value of investments. Margin requirements on futures contracts, equal to the change in market value, usually are settled on a daily basis.

Effective July 1, 1994, Merrill Lynch Trust Company was appointed as Trustee of the Plan (Trustee). The Trustee, in accordance with the Trust Agreement, has exclusive authority and discretion to manage and control the trust funds, except that Providian Capital Management, Inc., a subsidiary of Providian, serves as the investment manager for the Providian Equity Index Fund (formerly Fund B). A description of these funds, and the additional investment funds now provided under the Plan, is included in Note B.

Prior to July 1, 1994, Liberty National Bank and Trust Company served as Trustee to administer the Plan's assets and make investment decisions relating to the Providian Common Stock Fund (formerly Fund A). Providian, through a Review Committee, had the investment responsibility relating to the Providian Equity Index Fund. The Providian Stable Value Fund held a guaranteed interest contract issued by Commonwealth.

The Trustee accounts for loans receivable as a separate fund. Accordingly, such loans and related activity are shown as a separate fund (Loan Fund) in the accompanying financial statements. Distributions from the Loan Fund represent withdrawals from the Plan which are used to repay a participant's note. All other normal borrowings and payments, including interest charged on outstanding loans, are reflected in fund transfers.

The Plan provides that all costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, are to be paid by the Plan, unless they are paid by the employer. During 1994, the Plan incurred administrative costs totaling $190,565. No such costs were incurred by the Plan in 1993.


NOTE B - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan was established on January 1, 1965. Prior to 1981, participation in the Plan was limited to qualified employees of Providian and certain of its subsidiaries. Effective January 1, 1981, the Plan was amended to allow participation by qualified employees of all Providian subsidiaries who elect to participate, and was renamed and restated in its entirety. The Plan was amended effective various dates to incorporate certain additional changes which are reflected below.

The Plan is a defined contribution plan and is funded on a current basis with contributions from participants and their employers.

Each person who is an employee of Providian or a participating subsidiary is eligible to become a participant as soon as administratively feasible following completion of one year of service.

Effective September 26, 1994, participants may elect to contribute an amount not less than 1% nor more than 15% of their earnings. Prior to September 26, 1994, the maximum contribution to the Plan could not exceed 11% of participants' earnings. Participants' contributions can be made on a pre-tax or after-tax basis. Rollovers from other qualified plans are permitted. The employer match, up to the first 6% of participants' contributions, was at the following rates for 1994 and 1993:

55%     of eligible contributions invested in the Providian Stock Fund
50%     of eligible contributions invested in any other investment fund
		provided for in the Plan

In addition to the employer matching contributions noted above, participants in the National Home Life Assurance Company Employees' Profit Sharing Plan, which was merged into the Plan effective July 1, 1994, are entitled to receive a contribution based upon a percentage of eligible compensation (4.5% in 1994). During 1994, an employer contribution of $1,624,455 was recorded as a result of this provision.

Plan assets are administered in eleven separate funds. Prior to September 26, 1994, Plan assets were administered in three separate funds (Funds A, B and C). All employers' contributions, except for participants who are at least 55 years of age who have elected to make one-time irrevocable transfers to the Providian Stable Value Fund, are made to an employer contribution account in the Providian Stock Fund, which consists almost entirely of Providian common stock. For individuals making this irrevocable transfer to the Providian Stable Value Fund, all future employer contributions are also invested in that fund. Contributions from participants can be made to any of the following funds:

Providian Common Stock Fund: Invests primarily in shares of common stock of Providian.

Providian Equity Index Fund: Invests primarily in futures, short-term investments, and other securities with the objective of closely matching the performance of the Standard & Poor's 500 Common Stock Index.

Providian Stable Value Fund: Invests primarily in a guaranteed interest contract (GIC), the underlying assets of which consist of a portfolio of intermediate term bonds with an average credit quality of AA. The fund also invests in intermediate floating rate GICs and a short-term money market fund.

Merrill Lynch Global Allocation Fund: Invests primarily in globally oriented equity, debt and money market securities.

Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio: Invests in long-term corporate bonds rated A or better by a nationally recognized rating agency.

Merrill Lynch Basic Value Fund: Invests primarily in stocks that are selling at a discount from per-share book value or from historic price-to-earnings ratios.

Merrill Lynch Asset Income Fund: Invests primarily in United States and foreign debt, equity and money market securities. Under normal conditions, at least 65% of the funds assets will be invested in debt securities.

Merrill Lynch Asset Growth Fund: Invests primarily in United States and foreign equity, debt and money market securities.

Fidelity Advisor Growth Opportunities Fund: Invests primarily in common stocks and securities convertible into common stocks.

Delaware Trend Fund: Invests primarily in common stocks and securities convertible into common stocks of emerging and other growth-oriented companies.

Templeton Foreign Fund: Invests primarily in stocks and debt instruments of companies and governments outside the United States. Although primarily invested in common stock, the fund may purchase preferred stocks and certain debt securities such as convertible bonds and bonds selling at a discount.

Generally, all participants in the Plan maintain Providian Stock Fund accounts. Upon reaching the age of 55, participants may make a one-time irrevocable election to transfer their account balance from the Providian Stock Fund to the Providian Stable Value Fund and invest their own contributions in the other funds described above rather than in the Providian Stock Fund. A proportionate share of the net increase or decrease resulting from investment income and net appreciation or depreciation in investments in each fund is allocated to each participant on the valuation date.

A participant may withdraw all or part of his or her after tax and/or employer contribution account in cash once during any calendar year. A participant may not withdraw any amounts contributed by an employer within the two year period immediately preceding the date of withdrawal, unless the participant has at least sixty months of participation in the Plan.

Within certain pre-defined criteria, Plan participants may borrow from $1,000 to the lesser of $50,000 or one-half of the vested portion of the participant's individual account from their respective pre-tax accounts. Loan repayment terms cannot exceed five years. The fixed interest rate on a loan is the prime rate as published in the Wall Street Journal on the last business day of the preceding month plus 1%.

A participant or his or her beneficiary is entitled to receive the participant's full interest in the Plan upon attainment of the earlier of the participant's age sixty-five, death or medical disability. For any other type of termination, the participant is entitled to receive the value of his or her contribution account as of the valuation date coincident with or next following termination of employment. In addition, the participant has a vested interest in his or her employer contribution account determined on the basis of years of service with the employer as follows:

						Vested Percentage of
						      Employer
		 Years of Service               Contribution Account

		   Less than 2                           0%
		2 but less than 3                       15%
		3 but less than 4                       35%
		4 but less than 5                       65%
		5 years or more                        100%

At a minimum, the participant is entitled to receive his or her
contributions to the Plan, without interest.   The value of the nonvested
portion of the employer contribution account, forfeited by a participant who terminates from the Plan, is held until five consecutive one-year breaks in service has expired or the participant receives or is deemed to receive a lump sum distribution from the participant's individual account. Any forfeitures attributable to the employer contribution account shall be used first, to pay for any forfeitures which are to be restored pursuant to a participant being reinstated into the Plan, and then to pay Plan administrative expenses. Any remaining forfeitures will be used to reduce future employer contributions.

Under the Tax Reform Act of 1986, the Plan is subject to a nondiscrimination test which limits the contribution rate of certain highly compensated employees. The Plan was in compliance with the nondiscrimination limitations during 1994 and 1993.

Although the employers intend to continue the Plan, they have the right to terminate the Plan or to temporarily suspend or permanently discontinue contributions at any time. In the event of termination or discontinuance of contributions, all rights and interests of the participants shall become fully vested and nonforfeitable. In no event will the assets of the Plan revert to the employer or be used or applied for any purpose other than the exclusive benefit of participants and their beneficiaries or costs of administration.

Effective January 1, 1994, employees of Academy Insurance were eligible to participate in the Plan. Employer and employee contributions subsequent to January 1, 1994 are included in the accompanying Statement of Changes in Net Assets Available for Plan Benefits. On July 1, 1994, the existing assets and participant accounts totaling $1,843,972 from the Academy Insurance Group Retirement and Savings Plan (Academy Plan) were merged into the Plan.

Effective July 1, 1994, the National Home Life Assurance Company Employees' Profit Sharing Plan (National Home Plan) was merged into the Plan. Assets and participant accounts of the merged plan were transferred to the Plan as of that date. The total amount transferred from the National Home Plan was $37,173,272 on that date. Certain provisions from the National Home Plan were retained subsequent to the merger into the Plan. Reference should be made to the Plan document for a summary of these provisions.

Effective January 1, 1993, the Durham Corporation Retirement Savings Plan (Durham Plan) and the Southlife Holding Company Restated 401(k) Retirement Plan (Southlife Plan) were merged into the Plan. Assets and participant accounts of the merged plans were transferred to the Plan as of that date. The total amounts transferred from the Durham Plan and the Southlife Plan were $7,589,110 and $2,365,778, respectively.


NOTE C - FEDERAL INCOME TAXES

Providian has obtained a determination letter dated February 10, 1987, from the Internal Revenue Service finding that the Plan and its related trust are qualified under Section 401(a) and 501(a), respectively, of the Internal Revenue Code of 1954. During the period the Plan is so qualified, a participant will not be subject to federal income taxes on the contributions of the participant's employer, or on dividends, interest or profit from the sale of securities received by the Trustee and credited to the participant's account, until such account is distributed to the participant (or a designated beneficiary or legal representative).

Effective January 1, 1990, the Plan was amended to include pre-tax 401(k) and loan features. A determination letter has been requested by the Plan for these amendments. The Plan Administrator does not believe that these amendments will adversely affect the qualifications of the Plan under section 401(a) and 501(a) of the Internal Revenue Code.


NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with Providian and Commonwealth, both participating employers in the Plan, and Merrill Lynch Trust Company and Liberty National Bank, Trustee and former Trustee of the Plan, respectively, are summarized as follows:


						       1994         1993
Providian common stock:
  Shares purchased (1)                                 494,964      330,322
  Cost of purchases                                $15,885,264  $12,948,085
  Shares sold (1)                                      311,488      202,587
  Proceeds from sales                              $ 9,782,696  $ 7,826,727
  Shares held at December 31                         2,490,971    2,307,495
  Balance at December 31                           $76,908,742  $85,665,752
  Dividends                                        $ 1,916,294  $ 1,647,982

Guaranteed interest contracts with Commonwealth:
  Deposits                                         $66,024,935  $16,735,889
  Withdrawals                                      $45,652,926  $ 8,357,123
  Balance at December 31                           $64,062,836  $39,673,979
  Interest                                         $ 4,016,848  $ 2,585,188

Registered mutual funds with Merrill Lynch:
  Cost of purchases                                $38,137,599        -
  Proceeds from sales                              $15,014,725        -
  Balance at December 31                           $23,005,382        -
  Investment income                                $   444,275        -

Liberty Treasury Bill Index Account
 with Liberty National Bank:
  Cost of purchases                                $18,123,101  $33,325,745
  Proceeds from sales                              $32,226,691  $31,331,461
  Balance at December 31                                 -      $14,103,590
  Interest                                         $   246,711  $   380,905

(1) These shares were traded on a national securities exchange.


NOTE E - INVESTMENTS

The current value of individual Plan investments that represent 5% or more of net assets available for plan benefits at December 31, 1994 and 1993 is as follows:

						       1994         1993

Providian common stock                             $76,908,742  $85,665,752

Commonwealth guaranteed
 interest contract                                 $33,479,193  $39,673,979

Commonwealth synthetic
 guaranteed interest contract                      $30,583,643        -

Temporary investments
 - Merrill Lynch Treasury Fund                     $13,068,873        -
 - Liberty Treasury Bill Index Account                   -      $14,103,590


NOTE F - GUARANTEED INTEREST CONTRACTS

The Plan owns a guaranteed interest contract that was issued by Commonwealth. The contract provides for the guarantee of principal plus an indexed rate of return on the principal amount which is adjusted quarterly based on long-term market interest rates. At December 31, 1994 and 1993 the contract value was $33,479,193 and $39,673,979, respectively, which approximates fair value, as reported to the Plan by Commonwealth. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. During 1994 and 1993, the average yield on the contract was 7.75% and 7.56%, respectively. At December 31, 1994 and 1993, the credited interest rate on the contract was 8.17% and 6.60%, respectively.

During 1994, the Plan received a guaranteed interest contract with a contract value of $34,743,393 through the merger into the Plan of the National Home Plan. This contract was subsequently liquidated and replaced by a synthetic interest contract issued by Commonwealth. In connection with this contract, the Plan retains ownership of assets placed in a trust while Commonwealth provides an insurance wrapper that guarantees benefit responsiveness to plan participants at contract value. The underlying assets of the contract primarily consist of U.S. Treasury Notes and mortgage-backed securities guaranteed by the U.S. government.
At December 31, 1994, the contract value was $30,583,643, which equals the fair value of the underlying assets ($27,453,865) and of the insurance wrapper ($3,129,778). During the period that this contract was outstanding during 1994, the average yield was 7.04% while the credited interest rate was 7.286% at December 31, 1994.


NOTE G - FINANCIAL INSTRUMENTS

The Plan utilizes futures contracts with off-balance-sheet market risk in its investing activities for the Providian Equity Index Fund. Futures are contracts which call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price. Generally, futures contracts' margin requirements, equal to the change in market value, are settled daily. These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Plan's investment of $800,000 in an United States Treasury Bill has been pledged to meet the margin requirements for these open futures contracts at December 31, 1994. The Plan had committed to purchase equity indexes having contract values of $14,071,175 and $12,607,650 at December 31, 1994 and 1993, respectively. The contract amounts of these instruments reflect the extent of involvement in futures contracts. The Plan had no off-balance-sheet exposure to credit risk associated with futures contracts at December 31, 1994 and 1993.



ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1994

			       Description of
				 Investment
			      Including Maturity
				Date, Rate of
Identity of Issue, Borrower,  Interest, Par, or                   Current
  Lessor or Similar Party      Maturity Value        Cost          Value


Common stock -
 Providian Corporation         2,490,971 shares
  common stock*                 of common stock  $ 59,197,894  $ 76,908,742

Guaranteed interest contracts -
 Commonwealth Life Insurance   Indexed rate of
  Company (Contract             return, adjusted
   #ADA00000LT)*                quarterly          33,479,193    33,479,193

 Commonwealth Life Insurance    Indexed rate of
  Company (Contract             return, adjusted
   #ADA00110SA)*                quarterly          30,583,643    30,583,643

Registered mutual funds -
 Merrill Lynch Global
  Allocation  Fund*                 81,338 shares   1,052,016       994,759

 Merrill Lynch Corporate
  Bond  Fund*                      111,656 shares   1,192,645     1,183,555

 Merrill Lynch Basic
  Value Fund*                       37,512 shares     861,179       838,397

 Merrill Lynch Asset
  Income Fund*                      50,389 shares     497,544       487,763

 Merrill Lynch Asset
  Growth Fund*                      43,502 shares     424,072       405,876

 Merrill Lynch Government
  Fund*                          6,026,159 shares   6,026,159     6,026,159

 Merrill Lynch Treasury
  Fund*                         13,068,873 shares  13,068,873    13,068,873

 Fidelity Advisor Growth
  Fund                             101,746 shares   2,619,617     2,482,596

 Delaware Trend Fund                48,930 shares     593,397       577,859

 Templeton Foreign Fund            273,859 shares   2,641,280     2,415,434


United States Treasury Bill     $800,000 par
				 value, 5.764%
				 effective rate,
				 matures 3/16/95      788,574       791,328

Loans receivable from           Principal
 participants                   balances from
				$1,000 to
				$50,000, bearing
				interest at the
				prime rate plus
				1%, due within 5
				years from date
				of loan             4,953,424     4,953,424
						 ------------  ------------
						 $157,979,510  $175,197,601
						 ============  ============
* Indicates party-in-interest to the Plan.




ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

Year Ended December 31, 1994

										     Current Value
										     of Asset on
Identity of         Description of            Cost of      Proceeds                  Transaction
Party Involved      Assets                    Purchases    from Sales   Cost         Date          Net Gain

Category (i) - A single securities transaction in excess of 5% of plan assets

 Liberty National   Liberty Treasury Bill                  $12,103,821  $12,103,821  $12,103,821       -
  Bank               Index Account
		     ($12,103,821 Par
		     Value)


Category (iii) - A series of securities transactions in excess of 5% of plan assets

 Providian          494,964 shares of         $15,885,264                15,885,264   15,885,264
  Corporation        common stock

 Providian          311,488 shares of                        9,782,696    7,116,655    9,782,696   $2,666,041
  Corporation        common stock

 Commonwealth Life  Guaranteed interest        66,024,935                66,024,935   66,024,935
  Insurance          contract

 Commonwealth Life  Guaranteed interest                     45,652,926   45,652,926   45,652,926       -
  Insurance          contract

 Merrill Lynch      Merrill Lynch Government   14,345,705                14,345,705   14,345,705
		     Fund (14,345,705 shares)

 Merrill Lynch      Merrill Lynch Government                 8,319,544    8,319,544    8,319,544       -
		     Fund (8,319,544 shares)

 Merrill Lynch      Merrill Lynch Treasury     19,685,678                19,685,678   19,685,678
		     Fund (19,685,678 shares)

 Merrill Lynch      Merrill Lynch Treasury                   6,616,805    6,616,805    6,616,805       -
		     Fund (6,616,805 shares)

 Liberty National   Liberty Treasury Bill      18,123,101                18,123,101   18,123,101
  Bank               Index Account
		     ($18,123,101 Par
		     Value)

 Liberty National   Liberty Treasury Bill                   32,226,691   32,226,691   32,226,691       -
  Bank               Index Account
		     ($32,226,691 Par
		     Value)


There were no expenses incurred with these transactions.

There were no category (ii) or (iv) reportable transactions during 1994.




PAGE 0
DOCUMENT HEADER
DOCUMENT DESCRIPTION   EXHIBIT - 23.1
DOCUMENT TYPE          2
COUNT                  1



EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in Registration Statement No. 33-34655 on Form S-8 dated April 24, 1990, as amended by Post Effective Amendment No.1 dated April 16, 1991, and in Registration Statement No. 33-47336 on Form S-8 dated April 21, 1992 (which also serves as Post Effective Amendment No.2 to Registration Statement
No. 33-34655), as amended by Post Effective Amendment No. 2 dated
July 18, 1994 pertaining to the Providian Corporation Thrift Savings Plan of Providian Corporation and in the related Prospectus, of our report dated May 9, 1995, with respect to the financial statements and schedules of the Providian Corporation Thrift Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



[S] ERNST & YOUNG LLP

Louisville, Kentucky
June 5, 1995